Mail Stop 4561

July 7, 2008

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

Re: **Raymond James Financial, Inc.**
Form 10-Q for Quarter Ended March 31, 2008
File No. 001-09109

Dear Mr. James:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q

Note 4 – Available for Sale Securities, page 9

1.   Please tell us how you considered your degree of risk exposure to loan participations in shared national credits, interest-only mortgage loans, payment option ARM, Alt-A and sub-prime mortgages through both mortgage loans held for investment and mortgage-backed securities and how such risk exposure is taken into account in your valuation of these instruments.

Note 5 – Bank Loans, Net, page 10

2.   We note that your bank client receivables are primarily comprised of loans originated or purchased by RJBank and include commercial and residential real estate loans, as well as commercial and consumer loans. Please tell us what

consideration you gave to quantifying such information by loan type (e.g., loan participations in shared national credits, interest-only mortgage loans, payment option ARM, Alt-A, sub-prime) within the company's footnotes. Specifically address the credit quality trends within these product types and the impact of such trends on your loan loss provision.

3.   We note that the company classifies loans as nonperforming when full and timely collection of interest or principal becomes uncertain or when they are 90 days past due. Considering the current residential real estate and credit markets condition and increasing delinquency trends, please tell us and revise your future filings to discuss what actions you are taking in order to best manage and limit the related losses you may experience.

4.   Please tell us and revise in future filings your underwriting policies for the major types of loans that you originate (e.g. requirements for loan-to-value ratios, collateral requirements, etc.) and whether there have been any changes in those policies during the periods presented.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant